July 29, 2024

Yucheng Hu
Chief Executive Officer
Mega Matrix Inc.
103 Tampines Street 86 #03-06
The Alps Residences
Singapore 528576

        Re: Mega Matrix Inc.
            Amendment No. 5 to
            Registration Statement on Form F-4
            Filed July 18, 2024
            File No. 333-271349
Dear Yucheng Hu:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 9, 2024 letter.

Amendment No. 5 to Form F-4
Risk Factors
Risk Related to Digital Assets
If we hold stable coins, the value of stable coins, page 23

1. We note your response to prior comment 1. We also note your statements here that
       "[p]reviously and as of March 31, 2024, we held approximately $3.1 million in USDC issued by Circle," and on pages 31 that "[a]s of March 31, 2024, we held approximately
       $6.4 million in USDT [and] $3.1 million in USDC," but as of the date of this proxy statement/prospectus, you own no digital assets or cryptocurrencies. Please revise to disclose how and when you sold the USDC and USDT. Please also revise and reconcile
       your statement on page 40 that "[c]urrently, all of the Company   s
digital assets are stored
       in hot custodian, Matrix Trust Company Limited," with your statement on page 25 that
 July 29, 2024
Page 2

       you previously used hot custodian, Matrix Trust Company Limited. Please also revise to clarify whether you accept and/or hold crypto assets and, if so, identify the crypto assets that you accept and/or hold.
       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   John P. Yung